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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 15)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION
                                  (Bidders)
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                 024456 10 5
                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

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   This Amendment No. 15 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On February 19, 1998, in response to assertions by AIG that the voting by Parent of the proxies it is soliciting in opposition to the Proposed AIG Merger requires prior insurance regulatory approval, an Assistant Attorney General of the State of Arizona sent a letter (the "Arizona Advisory Letter") to Parent advising that, pursuant to an Arizona statute, the prior approval of the Arizona Department would be required in order for Parent to vote such proxies and requesting that Parent respond to the Arizona Advisory Letter. On February 20, 1998, Parent delivered its response to the Arizona Advisory Letter detailing why the Arizona statute does not, and should not, apply to Parent's proxy solicitation against the Proposed Cendant Merger. In response to Parent's February 20 letter, on February 23, 1998, the Assistant Attorney General of the State of Arizona sent Parent a letter (the "Supplemental Arizona Advisory Letter") clarifying the Arizona Advisory Letter and indicating that the Arizona Insurance Department has not reached any judgment in this matter, has not adopted AIG's interpretation of Parent's proxy materials, has not taken any action in this matter and believes that Parent's arguments merit serious consideration. Copies of the Arizona Advisory Letter, the Parent response thereto and the Supplemental Arizona Advisory Letter are included as exhibits hereto and incorporated herein by reference.

   On February 23, 1998, Parent sent a letter to the Arizona Department, the New York Department, the Florida Department and the South Carolina Department and the state insurance commissioners of Georgia, South Carolina and Texas providing additional information about Cendant and refuting allegations previously made by AIG to such commissioners regarding Parent and its management.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (a)(21) Text of Press Release issued by Parent on February 23, 1998.

   (g)(21) Letter dated February 19, 1998 from the Office of the Attorney General for the State of Arizona to Parent.

   (g)(22) Letter dated February 20, 1998 from Parent to Office of the Attorney General for the State of Arizona.

   (g)(23) Letter dated February 23, 1998 from the Office of the Attorney General for the State of Arizona to Parent.

   (g)(24) Letter dated February 23, 1998 from Parent to the Arizona Department, the Florida Department, the New York Department and the South Carolina Department and the state insurance commissioners of Georgia and Texas.



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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 1998

                                          CENDANT CORPORATION

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Senior Executive Vice
                                                     President
                                                     and General Counsel

                                          SEASON ACQUISITION CORP.

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Executive Vice President

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                                EXHIBIT INDEX

  EXHIBIT NO.
  -----------

   (a)(21) Text of Press Release issued by Parent on February 23, 1998.

   (g)(21) Letter dated February 19, 1998 from the Office of the Attorney General for the State of Arizona to Parent.

   (g)(22) Letter dated February 20, 1998 from Parent to Office of the Attorney General for the State of Arizona.

   (g)(23) Letter dated February 23, 1998 from the Office of the Attorney General for the State of Arizona to Parent.


   (g)(24) Letter dated February 23, 1998 from Parent to the Arizona Department, the Florida Department, the New York Department and the South Carolina Department and the state insurance commissioners of Georgia and Texas.



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